

August 6, 2010

Mr. Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
210 Park Avenue, Ste. 1350
Oklahoma City, Oklahoma 73102

Re: Graymark Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Definitive Proxy Statement filed April 16, 2010
File No. 001-34171

Dear Mr. Nelson:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

1.   We note that you are highly dependent upon your Independent Medical Practices which are wholly owned by Dr. Daniel I. Rifkin. Please revise your disclosure to describe the terms of any material agreements that exist between your Company and the Independent Medical Practices and/or Dr. Rifkin. Please indicate how many of your sleep centers are operated as Independent Medical Practices.   Please also provide a clear explanation of the Company's economic interest and how the Company generates revenues from the Independent Medical Practices.

In addition, please file any material agreements with and/or among the registrant, the Independent Medical Practices and Dr. Rifkin as exhibits to your filing or provide an analysis as to why they are not required to be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

2. You expect to meet your future obligations using available cash and funds generated from operations, supplemented as necessary by debt or equity financing. However, your cash and cash equivalents amounted to only $1.9 million at December 31, 2009, and you generated negative cash flows from operating activities of $2.6 million in 2009. Please describe and quantify the sources of funds that you expect to utilize in meeting your contractual obligations, as shown on page 50, particularly the obligations of $7.9 million due in 2010. Also, describe the changes that you expect to occur in your operating activities that will produce positive cash flow in 2010.

Critical Accounting Policies, page 52

Accounts Receivable

3. You report accounts receivable net of allowances for contractual adjustments and doubtful accounts, which were attributable primarily to your SMS operating segment and reduced accounts receivable from $21.4 million to $11.5 million at December 31, 2009. Please disclose the factors that have caused your allowances for sleep diagnostic services and related products to be so significant in relation to amounts billed and the reasonably likely level of these allowances that you expect to exist in future periods.

4. Disclose the amount of unbilled accounts receivable at each balance sheet date.

5. Please disclose the impact of reimbursement adjustments, resulting from the difference between the actual payments received from payors and the previously-recorded expected realizable amount for each period presented.

6. Please disclose the following information for each business segment:
   - Disclose the methods and key assumptions used to calculate net revenue. Quantify the historical impact on your operating results of changes in key assumptions for each period presented and the impact of reasonably likely changes in these assumptions on your future operating results.
   - Disclose whether your billing system generates contractual adjustments or a manual estimate of contractual allowances is necessary. If these calculations are system-generated, disclose the types of information used e.g. allowances for each patient encounter using fee schedules for the patient's insurance plan.

- Disclose the percentage of co-payments collected at the time of service for each period presented. For services provided in which the co-payments are not collected at the time service is performed, quantify your experience in collecting these amounts in subsequent periods.
- If applicable, describe under what circumstances service is provided to a patient where insurance is not verified prior to the service being performed. Quantify the percentage of these encounters for each period presented.
- Disclose an aging of your accounts receivable at each balance sheet date. If your billing system does not have the capacity to produce an aging schedule, disclose that fact and explain how this limitation affects your ability to estimate the allowance for bad debts.
- Disclose management's targeted number of days sales outstanding and the actual days outstanding for each period presented. Disclose the reasons for significant changes between the targeted and the actual amounts for each period presented.
- Disclose your policy for determining when an accounts receivable is recorded as a bad debt and ultimately written off and the following information:
  - Whether you use specific identification or an estimation process for accounts receivable write-offs;
  - The quantitative thresholds for your account balance write-offs, such as number of days outstanding and;
  - How information obtained through legal action or collection agencies is utilized prior to accounts receivable write-offs.

Statement of Operations, page F-4

7. Please revise the description of the line item, "change in accounting estimate," to indicate that it represents bad debt expense. Revise your presentation to show the amount of bad debt expense for all periods on that same line item. Refer to Rule 5-03 of Regulation S-X. This comment also applies to your quarterly filings on Form 10-Q.

8. Please disaggregate the caption amounts, "allowances for contractual adjustments and doubtful accounts," to separately quantify each component at each balance sheet date e.g. contractual adjustments, rental returns and doubtful accounts. Provide a roll forward of each allowance for each period presented. Revise your discussion in MD&A to describe the factors underlying changes in each allowance for each period presented. This comment also applies to your quarterly filings on Form 10-Q.

Note 6—Goodwill and Other Intangibles, page F-19

9. Please disclose the terms governing the management service agreement acquired with Eastern, including the respective operating responsibilities and costs borne by the physician groups and you. Quantify the management fees received and costs borne by you under this agreement for each period presented.

10. Please disclose the key assumptions used to determine the $3.8 million fair value of this management service agreement.

11. You consider this management service agreement to have an indefinite life because "Eastern is a going concern." However, this agreement has an initial ten-year term with renewal options. Please explain the factors that you considered in concluding that this contractual term did not constitute a finite life and revise your disclosure accordingly.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Cost of Sales and Services

12. Disclose how you account for the costs associated with equipment sales (e.g. CPAP device).

Definitive Proxy Statement filed April 16, 2010

Code of Business Conduct and Ethics, page 8

13. We note your disclosure that your code of business conduct and ethics is available on your Company's website at www.graymarkhealthcare.com under the heading "Company Vision." However, your code of business conduct and ethics and the heading "Company Vision" do not appear on your website.   As such, you do not appear to have complied with the requirements of Item 406(c) of Regulation S-K. Please post a copy of your code of business conduct and ethics on your company website or explain to us where it can be found on your website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant